LETTER OF INTENT BY AND BETWEEN SIERRA RESOURCE GROUP, INC. AND MEDINA PROPERTY GROUP, LLC. IN REGARDS TO THE PROPERTY KNOWN AS “CHLORIDE COPPER MINE” IN KINGMAN ARIZONA

When countersigned by each of the parties, this Letter of Intent outlines the general terms as of the 2nd day of February, 2012 for the agreement by and between SIERRA RESOURCE GROUP,INC., a Nevada Corporation, hereinafter referred to as (“SIRG”) and MEDINA PROPERTY GROUP, LLC, a limited liability company incorporated in Florida (hereinafter referred to as “MPG”)

It is intended that SIRG and MPG shall, subject to the terms set forth herein and in the “Definitive Agreement”, enter into the following terms regarding the Chloride Copper Mine, in Kingman Arizona:

WHEREAS, MPG is the owner of a 20% interest in The CHLORIDE COPPER MINE, a mining concession which lies approximately 24 km northwest of the City of Kingman, Arizona, and some 160 km (100 mi) southeast of Las Vegas, Nevada, or 275 km (172 mi) northwest of Phoenix, Arizona. The geographic coordinates of the property are 35° 21’ N Latitude and 114° 10’W Longitude (T22 and 23 and R 18). The Chloride Copper Mine copper deposit is situated within the Chloride Copper Mine Property, which includes 37 Unpatented Lode Mining Claims and 14 Mill-site Claims, covering a total area of approximately 178 ha.
AND WHEREAS “SIRG” would like to increase its interest ownership of the Chloride Copper mine to 90% interest in the “Chloride Copper Mine”, for development,

NOW THEREFORE, the Parties hereto hereby agree as follows:

I.         Upon execution of this Letter of Intent, MPG hereby agrees to:

1.	Provide a good faith non refundable deposit of $13,000 representing 1% of the total purchase price.

2.
The parties will diligently and in good faith negotiate a definitive agreement (the "Definitive Agreement") incorporating the principal terms of the contemplated transaction as set forth herein and, in addition, such other terms and provisions of a more detailed nature as the parties may agree upon.  In the Definitive Assignment Agreement, each of SIRG and MPG will make such representations and warranties are customary in transactions of this nature.   All representations and warranties will survive the closing of the transactions contemplated herein and any and all investigations at any time made by or on behalf of the parties.  The Definitive Agreement shall be completed and executed on or before March 19, 2012 (the “Closing Date”), unless both parties agree to an extension not to exceed 10 days.

3.	Certify the Certificate of Ownership, titles and other required information.

4.	Provide any and all documentation proving its compliance with the laws governing mining in Arizona and the United States of America.

II.         TERMS OF AGREEMENT:

SIRG will pay the sum of $1,300,000 (ONE MILLION THREE HUNDRED THOUSAND USD) in the following manner:

1.	No less than $750,000 at closing in the form of a wire transfer to MPG’s assignees or designees.

2.
If amount at closing is less than $1,300,000 than the remaining balance shall be financed at an annual interest rate of ten percent (10%).  Said amount will be amortized and paid monthly for a period of 12 months beginning after the Chloride Copper mine begins production.  Production shall be defined as when the Chloride Copper mine has processed and output the first batch of copper that in that final form is eligible to be sold on the open market.  If production does not begin until after 12 months from the execution of the definitive agreement then SIRG agrees to accrue a monthly payment penalty representing 10% of the monthly payment until payments begin.

3.	SIRG shall deliver a certificate(s) totaling 20,000,000 shares of Class A Common Stock of SIRG upon signing of a definitive purchase agreement to the assignees of MPG.

4.	MPG shall deliver Deed and Bill of Sale representing 50% of its interest in the Chloride Copper Mine.

III.         MPG represents and warrants to SIRG that:

1.	The execution and performance of this Letter of Intent by MPG has been duly authorized by the general partner and limited partners of MPG.

2.
The performance by MPG of this Letter of Intent will not violate any applicable court decree, law or regulation, nor will it violate any provisions of the organizational documents of MPG or any contractual obligation by which MPG may be bound.

3.
MPG has the legal right to conduct exploration and development programs on the CHLORIDE COPPER MINE and has the right to mine and otherwise commercially exploit any minerals found on the CHLORIDE COPPER MINE.

4.	MPG will not exploit, commercialize, sell, or negotiate, during the duration of this Letter of Intent, the Chloride Copper Mine nor any of its assets.

Further representations and warranties shall be included in the Definitive Agreement.

IV.         SIRG represents and warrants to MPG as follows:

1.	SIRG was validly incorporated and is currently in good standing pursuant to the relevant laws and regulations of the State of Delaware

2.	The execution and performance of this Letter of Intent by SIRG has been duly authorized by the management of SIRG.

3.
The performance by SIRG of this Letter of Intent will not violate any applicable court decree, law or regulation, nor will it violate any provisions of the organizational documents of SIRG or any contractual obligation by which SIRG may be bound.

Further representations and warranties shall be included in the Definitive Agreement.

V. Notices

All notices hereunder shall be in writing and addressed to the party at the address herein set forth, or at such other address as to which notice pursuant to this section may be given, and shall be given by personal delivery, by certified mail, Express Mail or by national or international courier.

Notices shall be addressed to MPG at:

Medina Property Group, Llc
8004 Northwest 154th Street
Miami Lakes, FL 33016

Notices shall be addressed to SIRG at:

Sierra Resource Group Inc.
9550 S. Eastern Ave.
Suite 253
Las Vegas, NV  89123

VI. Miscellaneous
This Agreement may be executed in multiple counterparts each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

SIERRA RESOURCE GROUP, INC.                                                                                           MEDINA PROPERTY GROUP, LLC

By:____________________________                                                                                   By: ____________________________

Timothy Benjamin, Chairman of the Board                                                                                                 Jaime S. Gomez, Managing Member